

SECURI[...]SION

10035819

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67726

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/09** (MM/DD/YY) AND ENDING **12/31/09** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Hudson Partners Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Stamford Plaza, 281 Tresser Boulevard, Suite 1520
(No. and Street)

Stamford	CT	06901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Earl V. Hedin, Registered Principal **203-569-1919**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Untracht Early LLC
(Name – *if individual, state last, first, middle name*)

325 Columbia Turnpike, Suite 202	Florham Park	NJ	07932
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Earl V. Hedin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hudson Partners Securities LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member
Title

Notary Public

ALINA S. ANDERSEN
NOTARY PUBLIC
STATE OF CONNECTICUT
My Commission Expires
December 31, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hudson Partners Securities LLC

December 31, 2009

Contents




UNTRACHT
EARLY LLC
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Member of
Hudson Partners Securities LLC

We have audited the accompanying statement of financial condition of Hudson Partners Securities LLC (the "Company") as of December 31, 2009, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hudson Partners Securities LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Untracht Early LLC

Florham Park, New Jersey
February 24, 2010

325 Columbia Turnpike, Suite 202 | Florham Park, New Jersey 07932 P 973.408.6700 F 973.408.9275 www.untracht.com

Hudson Partners Securities LLC
Statement of Financial Condition
December 31, 2009

Assets

Cash and cash equivalents	$	151,107
Receivables from registered representatives		179,436
Total assets	$	330,543

Liabilities and Member's Equity

Liabilities - accounts payable and accrued expenses	$	47,620
Member's equity		282,923
Total liabilities and member's equity	$	330,543

See accompanying notes to financial statements.



Hudson Partners Securities LLC
Statement of Operations
For the Year Ended December 31, 2009

Revenues	
Fee income	$ 12,171,864
Interest income	11,628
	12,183,492
Expenses	
Commission expense - registered representatives	10,746,998
Parent company fee sharing	1,131,043
Parent company monthly expense reimbursement	12,000
License and registration fees	62,159
Professional fees	17,980
Other expenses	2,777
	11,972,957
Net income	$ 210,535

See accompanying notes to financial statements.



Hudson Partners Securities LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2009

Member's equity - January 1, 2009	$	72,388
Net income		210,535
Member's equity - December 31, 2009	$	282,923

See accompanying notes to financial statements.



Hudson Partners Securities LLC
Statement of Cash Flows
For the Year Ended December 31, 2009

Cash flows from operating activities:	
Net income	$ 210,535
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Receivables from registered representatives	(179,436)
Accounts payable and accrued expenses	47,620
Total adjustments to net income	(131,816)
Net cash provided by operating activities	78,719
Net increase in cash	78,719
Cash and cash equivalents - beginning of year	72,388
Cash and cash equivalents - end of year	$ 151,107

See accompanying notes to financial statements.



(1) *Organization and business*

Hudson Partners Securities LLC (the "Company"), a Connecticut limited liability company, was formed on April 23, 2007 and commenced operations on March 12, 2008. The Company is a wholly owned subsidiary of Hudson Partners Group LLC (the "Parent Company"). The Company is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). It maintains its main branch office in the State of Connecticut. In addition the Company is registered in several other states.

(2) *Summary of significant accounting policies*

Basis of presentation
In June 2009, the Financial Accounting Standards Board ("FASB") issued the FASB Accounting Standards Codification ("ASC"). The ASC has become the single source of non-governmental U.S. generally accepted accounting principles recognized by the FASB in the preparation of financial statements. The Company adopted the ASC as of July 1, 2009. The ASC does not change U.S. generally accepted accounting principles and did not have an effect on the Company's financial position, results of operations or cash flows.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Cash and cash equivalents
The Company considers amounts due from banks and all highly liquid investments, including those with an initial maturity of three months or less, to be cash equivalents.

Revenue recognition
The financial statements of the Company are prepared on the accrual basis of accounting; accordingly, fee income is recognized when earned.

Receivables from registered representatives
Receivables are considered fully collectible by management and accordingly, no allowance for doubtful accounts is considered necessary.

Income taxes
No provision for federal or state income taxes has been made in the accompanying financial statements since such liabilities are the responsibility of the Company's sole member.



(2) *Summary of significant accounting policies (continued)*

Income taxes (continued)
On January 1, 2009, the Company adopted an accounting standard issued by FASB that requires management to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of that position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement which could result in the Company recording a tax liability that would reduce net assets. This standard must be applied to all existing tax positions as of inception. The adoption of this standard did not have a material impact on the Company's financial statements.

Subsequent events
On December 31, 2009, the Company adopted the FASB amendments to general standards on accounting for and disclosures of events that occur after balance sheet date but before financial statements are issued or are available to be issued. The adoption of this guidance did not materially impact the Company's financial statements. See Note 7, subsequent events, for further discussion.

(3) *Related party transactions*

The Company has entered into a fee/expense sharing agreement with the Parent Company, under which the Company does not pay directly for any compensation, rent, accounting, travel or general office expenses. In exchange for paying these expenses, the Parent Company receives a monthly fee of $1,000 plus 90% of the gross revenues.

(4) *Fee income*

Fee income is recognized in accordance with the terms of the respective placement agreements directly between the Company and the placement agents. For 2009, the revenue earned pursuant to such agreements amounted to $1,256,715.

In addition, the Company has registered representatives who are not affiliated with the Parent Company and therefore are not covered under the Parent Company fee sharing agreement. These individuals are paid directly by the Company. The amount paid to the registered representatives, not affiliated with the Parent Company, will never be more than the revenue they are directly responsible for and therefore that revenue will not be included in the fee sharing agreement. For 2009, revenue including interest earned on an escrow account was $10,926,434. The commission expense in the amount of $10,746,998 as shown on the statement of operations is net of a fee charged back to the registered representatives by the Company and reimbursement of expenses.



(5) ***Net capital requirements***

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $103,487, which was $98,487 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.46 to 1.

(6) ***Concentration of credit risk***

The Company maintains its cash and cash equivalents balances at two financial institutions which may at times be in excess of the amount insured by the Federal Deposit Insurance Corporation. Management regularly monitors the financial condition of these institutions in order to keep the potential risk to a minimum.

(7) ***Subsequent events***

The Company's management has evaluated the period from January 1, 2010 through the date the financial statements were available to be issued, for subsequent events requiring recognition or disclosure in the financial statements. During this period, the Company made a distribution of $245,000 to its member.



Hudson Partners Securities LLC
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2009

Schedule I

Computation of net capital

Member's equity	$	282,923
Less non-allowable assets		179,436
Net capital before haircuts		103,487
Haircuts		-
Net capital	$	103,487
Aggregate indebtedness - accounts payable and accrued expenses	$	47,620
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6-2/3% of aggregate indebtedness)	$	5,000
Excess net capital	$	98,487
Ratio of aggregate indebtedness to net capital		0.46 to 1

There are no material differences between the computation of net capital as computed above and as reported by the Company in Part IIA of Form X-17a-5 as of December 31, 2009.



Hudson Partners Securities LLC
Information Relating to the Possession or
Control Requirements Under Rule 15c3-3 of
the Securities and Exchange Commission
As of December 31, 2009

Schedule II

The Company is currently exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions appearing in paragraph (k)(2)(i) of the rule.



Hudson Partners Securities LLC
Schedule of Assessment and Payments
(Transitional Assessment Reconciliation)
For the Year Ended December 31, 2009

Schedule III

SIPC-7T - General assessment	$	24,817
Less amounts paid:		
December 2008		(150)
Amount due with Form SIPC-7T - paid in February 2010	$	24,667

See accompanying independent auditor's report on applying agreed-upon procedures related to an entitiy's SIPC assessment reconciliation.



UNTRACHT
EARLY LLC
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of
Hudson Partners Securities LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation ("Form SIPC-7T")] for the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Hudson Partners Securities LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7T. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records that were entered in Company's accounting software noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and Company's books and records noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the Company's books and records and related schedules supporting the adjustments noting no differences; and

5. There was no overpayment noted on the Form SIPC-7T.

325 Columbia Turnpike, Suite 202 | Florham Park, New Jersey 07932 P 973.408.6700 F 973.408.9275 www.untracht.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Untracht Early LLC

Florham Park, New Jersey
February 24, 2010



UNTRACHT
EARLY LLC
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

To the Member of
Hudson Partners Securities LLC

In planning and performing our audit of the financial statements and supplementary information of Hudson Partners Securities LLC (the "Company"), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in

325 Columbia Turnpike, Suite 202 | Florham Park, New Jersey 07932 P 973.408.6700 F 973.408.9275 www.untracht.com

accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Untracht Early LLC

Florham Park, New Jersey
February 24, 2010

